CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$4,076,620	$160.21

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 28, 2008

(To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and the Index Supplement dated September 22, 2008)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-145845

Return Optimization Securities

Enhanced Return Strategies for Moderate–Return Environments

Barclays Bank PLC $4,076,620 Securities linked to the S&P 500® Index due April 30, 2010

Investment Description

Return Optimization Securities (“ROS” or the “Securities”) are securities issued by Barclays Bank PLC with returns linked to the performance of the S&P 500® Index (the “Index”). The ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus five (5) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your initial investment as reduced by that negative Index Return and may receive nothing. Investors will not receive interest or dividend payments during the term of the ROS. Investing in the ROS involves significant risks including potential loss of your initial investment, limited appreciation at maturity and Barclays Bank PLC’s credit risk. You may lose some or all of your principal. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features

❑	Potential to enhance returns in a moderate return environment.

❑	Five times (5x) leverage up to the Maximum Gain on the ROS with 1-to-1 downside exposure at maturity

Key Dates

Trade Date	October 28, 2008
Settlement Date	October 31, 2008
Final Valuation Date[1]	April 26, 2010
Maturity Date[1]	April 30, 2010
CUSIP:	06740C 592
ISIN:	US06740C5922

[1]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Security Offering

We are offering Return Optimization Securities linked to the S&P 500® Index (the “Index”). If the Index Return is positive over the term of the ROS, at maturity investors will receive their principal plus a return equal to five times (5x) the Index Return, up to the Maximum Gain. If the Index Return is negative over the term of the ROS, at maturity investors will receive their principal reduced by that negative Index Return. The Maximum Gain for the ROS as well as the maximum payment at maturity are listed below. The ROS are our senior unsecured obligations and are offered at a minimum investment of $1,000.

Offering	Index Symbol[l]	Multiplier	Maximum Gain	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	5x	31%	$13.10	06740C 592	US06740C5922

[1]	Bloomberg L.P.

See “Additional Information about Barclays Bank PLC and the ROS” on page PS-2 of this pricing supplement. The ROS will have the terms specified in the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008 and this pricing supplement. See “Key Risks” on page PS-6 of this pricing supplement and “Risk Factors” beginning on page S-3 of prospectus supplement and “Risk Factors” beginning on page IS-2 of the index supplement for risks related to investing in the ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Securities. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Securities after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.175	$9.825
Total	$4,076,620	$71,340.85	$4,005,279.15

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the ROS

You should read this pricing supplement together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008 relating to our Medium-Term Securities, Series A, of which these Securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the ROS and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the ROS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

♦	Prospectus supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

♦	Index supplement dated September 22, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The ROS may be suitable for you if:

♦

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation (when multiplied by the Multiplier) is unlikely to exceed the Maximum Gain at maturity.

♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index.

♦	You are willing to forgo dividends paid on the stocks included in the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the ROS.

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate (when multiplied by the Multiplier) by more than the Maximum Gain at maturity.

♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index and is not principal protected.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the Index.

♦	You seek current income from this investment.

♦	You are unwilling or unable to hold the ROS to maturity.

♦	You are not willing or unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the ROS.

♦	You seek an investment for which there will be an active secondary market.

Final Terms[1]

Issuer:	Barclays Bank PLC (Rated: AA/Aa1)[2]
Issue Price:	$10.00 per ROS
Term:	18 months
Reference Asset[3]:	S&P 500® Index (the “Index”)
Payment at Maturity (per $10.00)

If the product of the Index Return and the Multiplier is equal to or greater than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Multiplier x Index Return)

If the Index Return is zero or negative, you will receive:

$10.00 + ($10.00 x Index Return)

In this case, you may lose all or a substantial portion of your initial investment.

Multiplier	5
Maximum Gain	31%
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	940.51
Index Ending Level	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity

You will receive your initial investment reduced by the Index Return, calculated as follows:

$10.00 + ($10.00 x Index Return)

In this case, you may lose some or all of your initial investment depending on how much the Index declines.

[1]	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Securities are expected to carry the same rating as the Medium-Term Note Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Securities are linked) and (2) is not a recommendation to buy, sell or hold securities.

[3]

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” in the prospectus supplement.

4

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples are based on the Maximum Gain of 31% and a range of performance for the S&P 500® Index from +40% to -40%.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level.

Since the Index Return is 3%, you will receive five times the Index Return, or a 15% total return, and your payment at maturity of $11.50 per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x (5 x 3%)) = $10.00 + $1.50 = $11.50

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level.

Since five times the Index Return of 20%, is more than the Maximum Gain of 31%, you will receive the Maximum Gain of 31%, or $13.10 per $10.00 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 10% below the Index Starting Level.

Since the Index Return is -10%, your investment will be fully exposed to the decline of the Index and your payment at maturity of $9.00 per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x (-10%)) = $10.00—$1.00 = $9.00

What are the tax consequences of the ROS?

Some of the tax consequences of your investment in the ROS are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your ROS as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the ROS are uncertain. Pursuant to the terms of the ROS, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid cash-settled executory contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss would generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the ROS should be treated in the manner described above. This opinion assumes that the description of the terms of the ROS in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the ROS, possibly with retroactive effect.

For a further discussion of the tax treatment of your ROS as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the ROS, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the ROS.

Key Risks

An investment in the ROS involves significant risks. Investing in the ROS is not equivalent to investing directly in the Index. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the ROS in light of your particular circumstances.

♦

No principal protection—You may lose some or all of your initial investment. The ROS do not guarantee any return of principal. The return on the ROS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. For every 1% decline in the Index, you will lose 1% of your initial investment at maturity.

♦

Your Maximum Gain on the ROS Is Limited to the Maximum Gain—If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount ROS you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Gain, which is 31%.

♦

No Interest, Dividend Payments or Voting Rights—As a holder of the ROS, you will not receive interest payments, and you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of component stocks underlying the Index would have.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the ROS Prior to Maturity—While the payment at maturity for the offered ROS described in this pricing supplement is based on the full principal amount of the ROS, the original issue price of the ROS includes the agents’ commission and the estimated cost of hedging our obligations under the ROS through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase the ROS from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The ROS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your ROS to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the ROS. We and other of our affiliates may act as a principal, agent or dealer in connection with the ROS. Such affiliates, including the sales representatives, will derive compensation from the distribution of the ROS and such compensation may serve as an incentive to sell these ROS instead of other investments. We will pay compensation of $ 0.175 per Security to the principals, agents and dealers in connection with the distribution of the ROS.

♦

Limited Liquidity—The ROS will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the ROS in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the ROS easily. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the ROS.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the ROS, including acting as calculation agent and hedging our obligations under the ROS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the ROS.

♦

Taxes—The federal income tax treatment of the ROS is uncertain and the Internal Revenue Service could assert that the ROS should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ROS even though you will not receive any payments with respect to the ROS until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the ROS could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the ROS.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the ROS. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the ROS and the Index.

♦

Many Economic and Market Factors Will Affect the Value of the ROS: In addition to the level of the Index on any day, the value of the ROS will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the ROS;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the ROS; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Credit of Issuer: The ROS are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ROS and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ROS.

S&P 500® Index

The S&P 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of October 28, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (53); Industrials (56); Information Technology (74); Materials (30); Telecommunications Services (9); and Utilities (31).

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The information on the S&P 500 Index provided in this pricing supplement should be read together with the discussion under the heading “Non—Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from April 4, 1997 through October 28, 2008. The closing level of the Index on October 28, 2008 was 940.51.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

S&P 500® Index Historical Performance

April 4, 1997 – October 28, 2008

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the ROS at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the ROS. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Securities.

PS-7